LIDO INTERNATIONAL, CORP.

COL. SENSUNAPAN I, PJE. 4 #23,

SONSONATE EL SALVADOR, SV-106010100

LIDOCORP@GMAIL.COM

February 25, 2013

Ms. Folake Ayoola

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Lido International, Corp.

Registration Statement on Form S-1,

Filed on January 3, 2013

Filing No. 333-185857

Dear Ms. Ayoola:

This letter shall serve as the request of Lido International, Corp. pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Thursday, February 28, 2013, 4:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

Lido International, Corp.

By: /s/ Maria Morales Ramon

____________________________

Name: Maria Morales Ramon

Title: President, Treasurer and Secretary (Principal Executive, Financial and Accounting Officer)